SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                              Form 40-F   ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                              No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 25, 2005

ISOTIS S.A.

By	/s/ ROBERT J. MOROCCO

Name:	Robert J. Morocco
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Reports 2004 Revenue Results in Line with Guidance

IsoTis Reports 2004 Revenue Results in Line with Guidance

LAUSANNE, Switzerland, IRVINE, CA, USA, - February 23, 2005 – IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported its revenue results for the full year 2004 and the fourth quarter ended December 31, 2004. Revenues were US$6.4 million for the fourth quarter of 2004, representing an 8% increase over pro-forma revenues of US$5.9 million in the fourth quarter of 2003, and US$25.4 million for the year ended December 31, 2004, representing a 5% increase over total pro-forma revenues of US$24.2 million in 2003.

Product Sales Analysis (US domestic & International)
Product sales for the US domestic market in 2004 were $20.8 million compared to pro-forma $19.8 million in 2003, while fourth quarter US product sales were $5.3 million, compared to pro-forma fourth quarter 2003 product sales of $5.0 million. Product sales for the international market grew to $4.3 million for the year ended December 31, 2004, as compared to pro-forma $3.1 million for 2003. International product sales for the fourth quarter were $1.0 million, up from pro-forma $0.6 million for the same quarter in 2003.

The Company’s Accell® technology is becoming increasingly important in the IsoTis orthobiologics product mix, growing some 45% year-on-year. The Accell products accounted for 41% of revenues for the full year 2004, compared to 31% of pro-forma revenues in 2003. In the fourth quarter the Accell products accounted for 43% of revenues, compared to 37% of pro-forma revenues in the same quarter of 2003. The new Accell Total Bone Matrix product line introduced in the US domestic market in the fourth quarter, 2004, continues to gain market acceptance. Accell TBM is the first and only pre-formed 100% demineralized bone matrix (DBM) in the orthopedic industry, and is the third product in the Company’s unique Accell(R) technology product line, next to Accell(R) DBM100 and Accell Connexus(TM).

At December 31, 2004 the Company had cash (including restricted cash) exceeding $33 million.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “In 2004 we successfully completed the transition of IsoTis into a company fully dedicated to competing in orthobiology. With total cash exceeding $33 million, and revenues exceeding $25 million, we met the targets that we set. We implemented organizational and management changes that give us great confidence in our growth potential for 2005 and beyond. We have a new and very seasoned orthopedics management team in place. We invested heavily in sales and marketing in 2004 to strengthen our branding and distribution in anticipation of the new product introductions. We doubled our US field sales management from five to ten, and provided intensive product and sales training to our sales reps. Independent research has demonstrated that our high-end Accell technology delivers a host of natural human bone growth factors [“nhBMP’s”] at doses considerably increasing our competitive edge.”

Outlook 2004 & 2005
Wolters continued, “During the last three months, rapid market acceptance of the Accell technology has led to double digit growth in US sales of those products. Where we have previously given a 15 to 20% expected growth range for 2005, we now anticipate revenue growth of around 20%. The operational result of the first quarter of 2005 will continue to reflect heavy investment in future sales and marketing and some of the restructuring that took place in 2004. Going forward our task becomes straightforward: ramp up sales and further improve operating efficiencies, thereby closing in on break-even from operating activities in 2005. The whole team at IsoTis knows what is expected, and is motivated to deliver excellent results.”

IsoTis will release its consolidated financial statements concurrent with the filing of the form 20-F by the end of March, 2005, with the United States Securities and Exchange Commission and the Canadian Securities Commissions. The Form 20-F constitutes the Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

Reconciliation of Pro-forma Sales
The merger between IsoTis SA and GenSci OrthoBiologics Inc. was completed on October 27, 2003. Pro-forma amounts represent revenues as if the merger had been completed on January 1, 2003. Full year 2003 pro-forma total revenues were $24.2 million, consisting of $6.2 million in revenues of IsoTis SA and $18.0 million of pre-acquisition revenues of GenSci OrthoBiologics Inc. Full year 2003 pro-forma domestic and international product sales were $19.8 million and $3.1 million, respectively, consisting of $3.5 million and $1.4 million in product sales of IsoTis SA, respectively and $16.3 million and $1.7 million in pre-acquisition product sales of GenSci OrthoBiologics Inc, respectively.  For the fourth quarter 2003, pro-forma total revenues were $5.9 million, consisting of $3.8 million in revenues of IsoTis SA and $2.1 million of pre-acquisition revenues of GenSci OrthoBiologics Inc. For the fourth quarter 2003, pro-forma domestic and international product sales were $5.0 million and $0.6 million, respectively, consisting of $3.1 and $0.4 in product sales of IsoTis SA, respectively and $1.9 and $0.2 in pre-acquisition product sales of GenSci OrthoBiologics Inc, respectively.

Conference Call
The Company will conduct a conference call at 3 p.m. CET (9 a.m. EDT; 6 a.m. PDT), today. Access the audiocast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91 610 5609 (Europe); +44 20 7107 0613 (UK); +1 866 865 5144 (toll free dial in US/Canada); password: IsoTis. Digital playback is available for 24 hours after the conference starting at 6 p.m. until 24 February 6 p.m., dial: +41 91 612 4330 (Europe); +44 20 7108 6233 (UK); +1 866 416 2558 (US/Canada); Conference ID: 137#. An audio stream of the conference call will also be available on IsoTis’ website through March 31, 2005.

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$25.5 million in 2004, an established North American independent distribution network, and a rapidly expanding international presence. The company’s main operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7158
E-mail: hans.herklots@isotis.com	rob.morocco@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)